October 10, 2018

Lawrence Bain
Chief Executive Officer
IMH Financial Corp
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253

       Re: IMH Financial Corp
           Application on Form T-3
           Filed September 28, 2018
           File No. 022-29064

Dear Mr. Bain:

        This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

       Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities